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Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

        Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

        Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

        Registration Statement No. 333-107054
Registration Statement No. 333-117244

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054), (2) the registration statement on Form S-4 (File No. 333-117244) and (3) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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Foster Wheeler
Trust Preferred Calling Effort
Suggested Call Guide

1.     Introduction

  •
  State your name and where you are calling from

  •
  Ask if the holder has received the latest materials

  a.
  Recommend that holder reads the S-4

  b.
  Terms have been changed

  c.
  Original materials would have arrived mid to late June

  •
  Ask if the holder has any questions on the materials

  •
  Ask if the holder has decided what he/she is going to do regarding the exchange offer

2.     Background

  •
  Holder owns a 9% cumulative preferred stock ($25—liquidation amount per security)

  a.
  Issued in 1999

  •
  In January 2002, the Company suspended payment of the quarterly dividends on the trust preferred securities

  a.
  The Company's credit amendment with its banks includes a provision that prohibits Foster Wheeler from paying the dividends on the Trust Preferred

  b.
  The Credit Agreement expires in April 2005

  •
  Regarding resumption of dividend payments—Foster Wheeler has the option to defer payments until January 2007 and has stated its intention to do so

  •
  Current state of Foster Wheeler:

  a.
  Company operates in a competitive industry—financial strength is important

  b.
  Foster Wheeler has over $1 billion of debt—in the Company's view, this level of debt hurts Foster Wheeler's competitive position, so it is taking steps to reduce debt and improve its ability to compete

  c.
  The trust securities are trading at $11.90 per share as of August 11, 2004; securities senior to the trust preferred securities are currently trading at discount to their face value. Holders can check the most recent price of the trust preferred securities on the OTC Bulletin Board Web site (www.otcbb.com)

  d.
  The Company filed its second quarter 10-Q on August 9th

  •
  The Company launched an exchange offer on June 11, 2004

  a.
  On June 30, 2004, Foster Wheeler announced its intention to amend certain terms of the exchange offer

  b.
  On July 9, 2004, Foster Wheeler announced that the expiration date for the exchange offer had been extended to July 30, 2004

  c.
  On July 30, 2004, Foster Wheeler announced that the expiration date for the exchange offer had been extended to August 30, 2004

  d.
  On July 30, 2004, the SEC completed its review of the amended S-4

  e.
  On August 3, 2004, Information Agent mailed amended solicitation materials to banks and brokers; additional 20 business day solicitation period began

3.     Description of deal

  •
  4 different obligations of the Company are being offered equity (ownership) and debt (in the case of the Senior Notes due 2005) of Foster Wheeler in exchange for their obligations

  •
  In exchange for each trust security, holders will receive:

  a.
  0.76 in common shares

  b.
  0.0123 new preferred shares

  i.
  Each preferred share offered would be convertible at the holder's option into 1,300 common shares of Foster Wheeler if and when the Company's shareholders vote to increase the number of authorized shares at a shareholder meeting to be held later in 2004.

  c.
  16.75 shares of common if and when the preferred shares are converted into common shares

  d.
  1 warrant to purchase additional Foster Wheeler shares:

  i.
  Approx. 30.5 shares per warrant at 75% minimum participation threshold (see below)

  ii.
  Approx. 42 shares per warrant at 100% participation

  iii.
  Strike price—47 cents per common share issuable

      iv.
      These warrants cannot be exercised within the first year or after the 5th, subject to certain extensions

  •
  Trust preferred holders as a group would own 11.0% of the voting shares of Foster Wheeler, based on minimum participation thresholds and before warrants

  •
  To satisfy the conditions of the exchange offer, Foster Wheeler needs, among other things, holders of at least 75% of the trust securities to tender their trust securities

  •
  Broker fee of 50 cents for each eligible trust security tendered

  •
  The exchange offer expires on August 30, 2004, unless extended

4.     Risks of Non-tendering

  •
  Liquidity—The market for trust securities may be less liquid than before the exchange offer.

  •
  Dividends—Foster Wheeler LLC is prohibited by the terms of its senior secured credit agreement from making payments in respect of the trust securities. Foster Wheeler intends to continue to exercise its right to defer payments until January 2007.

  •
  Taxes—Holders can expect to continue to pay taxes on dividends, even though they are not being paid these dividends in cash. Regarding potential tax implications of the exchange, please contact your tax advisor. Tax advice cannot be provided.

  •
  Looming maturities—$315 million of secured debt that is senior to the Trust Preferred securities needs to be repaid or refinanced in 2005. Approximately $115 million of bank debt comes due in April 2005 and $200 million of senior notes come due in November 2005.

  •
  Future price of the trust preferred—If the exchange offer is not successful, we cannot assure that the price of the trust preferred securities will remain at current price levels rather than returning to price levels that existed prior to the announcement of the deal terms.

  •
  Going concern—There is no guarantee that Foster Wheeler will be able to continue as a going concern if the exchange offer is not completed. There is approximately $850 million of debt senior to the trust preferred in the capital structure. While there is no guarantee that Foster Wheeler will be able to continue as a going concern if the exchange offer is completed, the Company believes that by reducing its level of debt by approximately $410 million (at the minimum participation thresholds), it will improve its ability to compete in those markets that it does business.

5.     Benefits of Exchange

  •
  Balance sheet—Reduces Foster Wheeler's debt and improves its capital structure. Total Debt would be reduced by approximately $410 million, assuming the minimum tender conditions are satisfied.

  •
  Competitors—Foster Wheeler is engaged in a highly competitive business in which customer contracts are often awarded through bidding processes based on price and the acceptance of certain risks. Some competitors have great financial and other resources than Foster Wheeler has. Because financial strength is a factor in deciding whether to grant a contract, the bidder with the least amount of debt has a competitive advantage. Total Debt would be reduced by approximately $410 million, assuming the minimum tender conditions are satisfied.

  •
  Institutional Support—Several large institutional holders have agreed to exchange debt for equity. Some of these holders own obligations that rank senior to the trust securities and would have a higher probability of a recovery if the Company does not continue as a going concern. We think this commitment is a strong show of confidence in the exchange offer by these holders.

  a.
  Holders of 22.2% of the trust preferred securities have signed lock up agreements

  b.
  Overall, Foster Wheeler has the support (by means of lockup agreements) of a significant amount of institutional holders, including:

  i.
  61% of the 6.75% senior notes;

  ii.
  85% of the 6.5% convertible subordinated notes;

  iii.
  92.6% of the Robbins Series C and D bonds due 2009

  •
  Taxes—Holders will no longer be taxed on dividends that they have not received. Consult your tax advisor.

  •
  Ownership—Equity (common and/or preferred shares) gives the holder an ownership interest in the Company. If the Company is successful, the share price may increase in the future.

  •
  Summary—Substantial reduction of debt leads to a healthier, more competitive company and a chance to participate in future growth.

6.     If leaving a voice mail message

  •
  State your name and where you are calling from

  •
  Indicate that you (1) are calling to see if the holder has received solicitation materials, (2) want to know if the holder has any questions or concerns and (3) want to remind them that (i) in order to satisfy the conditions of the exchange offer, Foster Wheeler needs holders of at least 75% of the trust preferred securities to tender and (ii) the exchange offer expires on August 30, 2004, unless extended.

  •
  Re-state your name and provide a call back number

7.     Next Steps

  •
  The exchange offer expires on August 30, 2004, unless extended

  •
  Please review the Instruction Letter that has been included in the package of materials that holder has received.

  •
  Holders may also wish to contact their brokers

  •
  If holder has already tendered and still wants to participate in the exchange offer under the revised terms, the holder does not need to take any additional steps

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